FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan fiscal year ended December 31, 2013
Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the United Technologies Corporation Represented Employee Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan (the "Plan") at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
June 20, 2014

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2013	December 31, 2012
Assets:
Investment in Master Trust, at fair value	$2,296,212	$2,106,393
Notes receivable from participants	48,325	45,305
Net assets available for benefits, at fair value	2,344,537	2,151,698
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(65,625)	(88,433)
Net assets available for benefits	$2,278,912	$2,063,265
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2013
Additions to net assets attributed to:
Investment income:
Plan interest in net appreciation and investment gain of Master Trust	$266,268
Contributions:
Participants'	82,368
Employer's	21,920
Interest income on notes receivable from participants	1,767
Total additions	372,323
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	153,888
Administrative expenses	2,790
Total deductions	156,678
Net increase prior to transfers	215,645
Plan transfers:
Assets transferred into Plan - net	2
Net increase	215,647
Net assets available for benefits December 31, 2012	2,063,265
Net assets available for benefits December 31, 2013	$2,278,912
The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
REPRESENTED EMPLOYEE SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The United Technologies Corporation Represented Employee Savings Plan (the "Plan") is a defined contribution savings plan sponsored by United Technologies Corporation ("UTC," the "Corporation," the "Employer," or the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Represented employees of certain UTC subsidiaries whom are covered by collective bargaining agreements that provide for Plan participation are customarily eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, reference should be made to the summary plan description as well as the Plan document which are available from UTC.
Trustee and Recordkeeper. State Street Bank and Trust ("Trustee") is the Plan Trustee. Aon Hewitt is the Plan's administrative recordkeeper.
Contributions and Vesting. All participants may elect, through payroll deductions, to make tax-deferred contributions of between $1 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participants direct the investment of their contributions including Employer matching contributions into various investment options offered by the Plan through the United Technologies Corporation Employee Savings Plan Master Trust ("Master Trust").
Through the Master Trust, the Plan offers an equity fund, a small company stock fund, an international equity fund, two commingled index funds, eleven target retirement funds, one stable value fund, a company stock fund and a mutual fund brokerage window as investment options to participants. The Plan also offers the Lifetime Income Strategy ("LIS") as an investment option. The LIS includes an insurance component and is intended to provide participants with a steady stream of secure retirement income. The LIS is the Plan's qualified default investment option. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans.
Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The Employer will contribute specified amounts to the Plan in accordance with the terms outlined in each collective bargaining agreement. Generally, Employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.
Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account ("IMA") or tax-deferred contributions for cost of living adjustments ("COLA"), where permitted. The Employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA will be 100 percent invested in the stable value fund through the Master Trust and may not be withdrawn until retirement or termination.
Participant Accounts. Generally, each participant's account is credited with (a) participant's contributions, (b) UTC's contributions in accordance with the terms outlined in each particular bargaining agreement based on a percentage of the participant's contribution and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Employer contributions accounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2013, approximately nine thousand dollars of forfeitures were used to fund UTC's contributions.
Voting Rights. Common stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in this fund. All shares of Employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All Employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.
Notes Receivables from Participants. Certain participants are allowed to borrow up to the lesser of 50 percent of their vested account balances at net realizable value or $50,000, with a minimum loan amount of $1,000 (excluding IMA and COLA amounts). Loan amounts range from $1,000 to $50,000 and must be repaid within 5 years. The loans are collateralized by the balance in the participant's account and bear interest at prime rate plus one percent per The Wall Street Journal/Reuters, which stood at 4.25 percent for loans outstanding at December 31, 2013, and ranged from 4.25 percent to 8.25 percent for loans outstanding at December 31, 2012. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. Participants terminating due to retirement, who are invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2013 were approximately $1.4 million at fair market value as of the respective transaction date.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a guaranteed annual Income Benefit, which is calculated based on participants' accumulated balances in the LIS at age 60. The annual Income Benefit is secured with insurance contracts and is guaranteed for life, even if the participants' balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however participants cannot carry forward unused portions of a given year's annual Income Benefit, and amounts withdrawn in excess of a given year's annual Income Benefit will reduce the future Income Benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.
Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the UTC Common Stock Fund, increase or decrease the participating plans' unit values. UTC Common Stock Fund dividends increase the Plan's units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 4).
Fully Benefit-Responsive Investment Contracts. The Plan is required to report fully benefit-responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to these investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Short-term investments represent money market accounts and are valued at the net asset values per share as of the valuation date. The money market accounts that are invested in by the Master Trust are institutional accounts and are commingled. Although not traded on an active market the net asset value per share is observable. Cash is valued at the amounts deposited in the account, plus accrued interest. The money market fund is traded daily without restriction.
Commingled funds represent investments held in institutional funds and are valued at the net asset values per share as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of both December 31, 2013 and 2012, there were no restrictions in place related to either participant or plan sponsor directed redemption of these commingled funds.
The Plan offers the UTC Savings Plan LIS as an investment option, which includes an insurance component for participants who want to receive a steady stream of secure retirement income. The LIS includes an equity fund, a bond fund, and a secured income fund. The equity fund and the bond fund are comprised of underlying investments of the Master Trust managed separate accounts and commingled funds. The secure income portfolio represents a collective trust fund with an investment objective of long-term growth of capital. As of December 31, 2013 there were no restrictions in place related to either participant or plan sponsor directed redemption of these funds.
The Master Trust invests in a stable value fund that invests in traditional guaranteed investment contracts ("GICs"), managed separate account GICs and synthetic GICs with financial institutions. Traditional GICs are investment contracts invested in insurance company general accounts, wrapped by insurance companies. The Plan participates in the underlying experience of the general account via future periodic rate resets, which once set, are guaranteed by the insurance company. Managed separate account GICs are investment contracts invested in insurance company separate accounts established for the sole benefit of UTC stable value fund participants. The assets are wrapped by the financially responsible insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. Synthetic GICs provide for a variable crediting rate which resets periodically. In each case, the wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero.
The investment valuation policy of the stable value fund is to value investments at fair value, which is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. Investments and other portfolio instruments are generally valued using a market approach. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee. As of December 31, 2013 and 2012 the fair value of the wrap contracts for the GICs was determined using a discounted cash flow method, which considers recent rebids as determined by recognized dealers, discount rate and duration of the underlying portfolio. As of December 31, 2013 and 2012 the value of the wrap contracts was $1.6 million and $2.3 million, respectively.
As fully benefit-responsive investment contracts, the stable value fund's investments are also stated at contract value (the amount available to pay benefits). Contract value includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk.
Shares held in mutual funds through the mutual fund brokerage window are valued at net asset value as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the mutual fund brokerage window. Participants may not take a distribution or a loan directly from the mutual fund brokerage window, however, if available, they may be initiated through the other investment options.
UTC Common Stock is stated at fair value determined using the closing sales price for UTC Common Stock as of the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Employer in 2013. All other administrative, Trustee, investment management fees and other investment expenses were paid out of Plan assets during 2013.
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. In addition, refer to Note 6 for risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2013 through the date the financial statements were issued.

NOTE 3 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES
Through the Master Trust, the Plan invests in a stable value fund that invests in traditional GICs, managed separate account GICs and synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. UTC does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. Certain events enable issuers to terminate their contracts with UTC and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. UTC does not believe that the occurrence of any such event is probable.
The average yield of the GICs based on actual earnings was approximately 1.93% and 6.83% for the years ended December 31, 2013 and 2012, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 3.39% and 3.59% for the years ended December 31, 2013 and 2012, respectively.

NOTE 4 - INVESTMENT IN MASTER TRUST
UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, the Plan and the UTC Employee Savings Plan combine their trust fund investments in the Master Trust.
Participating plans purchase units of participation in the investment funds based on their contribution to such funds in addition to income or loss the investment funds may earn or sustain, less distributions made to the plans' participants and plan expenses. The Plan's interest in the net assets of the Master Trust was approximately 10% at both December 31, 2013 and 2012.
The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:
UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2013			2012
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$208,131	$—	$208,131	$1,364,207	$—	$1,364,207
Investments:
Mutual funds	201,239	—	201,239	106,963	—	106,963
Common and preferred stock	5,243,091	—	5,243,091	3,393,919	—	3,393,919
Interest in real estate investment trusts	184,206	—	184,206	137,539	—	137,539
U.S. Government and agency securities	5,325	—	5,325	4,324	—	4,324
Other securities	16,713	—	16,713	5,982	—	5,982
Commingled index funds	1,308,822	—	1,308,822	758,141	—	758,141
UTC Common Stock	5,591,634	1,756,949	7,348,583	4,320,056	1,392,840	5,712,896
Stable value fund investment contracts	8,524,204	—	8,524,204	8,600,731	—	8,600,731
Subtotal	21,283,365	1,756,949	23,040,314	18,691,862	1,392,840	20,084,702
Notes receivable from participants	216,976	—	216,976	229,845	—	229,845
ESOP receivables	—	89,578	89,578	—	104,925	104,925
Total assets	21,500,341	1,846,527	23,346,868	18,921,707	1,497,765	20,419,472
Liabilities:
Accrued ESOP interest	—	(457)	(457)	—	(544)	(544)
Notes payable to UTC	—	(175,000)	(175,000)	—	(203,100)	(203,100)
Total liabilities	—	(175,457)	(175,457)	—	(203,644)	(203,644)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(399,472)	—	(399,472)	(538,771)	—	(538,771)
Net assets	$21,100,869	$1,671,070	$22,771,939	$18,382,936	$1,294,121	$19,677,057
Net assets of the Master Trust attributable to the Plan	$2,278,912	$—	$2,278,912	$2,063,265	$—	$2,063,265

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

	Year Ended December 31, 2013
	Allocated	Unallocated	Total
Additions:
Net appreciation on fair value of investments	$2,881,942	$455,469	$3,337,411
Interest and dividend income	503,177	35,433	538,610
Transfers in from participating plans for purchase of units	668,177	45,740	713,917
Allocation of 1,549,000 ESOP shares, at fair value	149,913	—	149,913
Interest income on notes receivable from participants	8,425	—	8,425
Total additions	4,211,634	536,642	4,748,276
Deductions:
Transfers out on behalf of participating plans for distributions	(1,472,027)	—	(1,472,027)
Allocation of 1,549,000 ESOP shares, at fair value	—	(149,913)	(149,913)
Master Trust administrative and interest expense	(27,477)	(9,780)	(37,257)
Total deductions	(1,499,504)	(159,693)	(1,659,197)
Net increase prior to transfers	2,712,130	376,949	3,089,079
Transfers:
Plan Transfers - net	5,803	—	5,803
Increase in net assets	2,717,933	376,949	3,094,882
Net assets:
Beginning of year	18,382,936	1,294,121	19,677,057
End of year	$21,100,869	$1,671,070	$22,771,939
During 2013, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(thousands of dollars)
ESOP Fund	$1,458,102
UTC Common Stock	605,622
Commingled index funds	1,725
Common and preferred stock	1,216,696
Interest in real estate investment trusts	(4,206)
Mutual funds	25,377
Other	34,095
$3,337,411

(thousands of dollars)	2013
Amounts pertaining to Plan:
Plan interest in net appreciation and investment gain of Master Trust	$266,268
Interest income on notes receivable from participants	$1,767
Contributions received (cash basis)	$104,289
Distribution to participants or beneficiaries	$(153,888)
Plan interest in administrative and interest expense	$(2,790)

NOTE 5 - FAIR VALUE OF INVESTMENTS
The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following tables provide the investments carried at fair value measured on a recurring basis as of December 31, 2013 and 2012:

	December 31, 2013
(thousands of dollars)	Level 1		Level 2		Level 3	Total
Short-term investments	$—		$97,184		$—	$97,184
Mutual funds	201,239		—		—	201,239
Separate accounts:
Short-term investments	—		101,643	+	—	101,643
Common and preferred stock	5,243,091	+	—		—	5,243,091
Interest in real estate investment trusts	184,206	+	—		—	184,206
U.S. Government and agency securities	—		5,325	+	—	5,325
Other securities	16,713	+	—		—	16,713
Commingled index funds:
Emerging markets	—		317,337	+	—	317,337
Government/credit bonds	—		548,783	+	—	548,783
Short-term government bonds	—		110,935	+	—	110,935
Secure income	—		304,393	+	—	304,393
Treasury inflation protected bonds	—		27,395	+	—	27,395
UTC Common Stock	7,348,583		—		—	7,348,583
Stable value fund investment contracts:
Synthetic GIC - equities	171,723	+	388,846	+	—	560,569
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		1,870,932	+	—	1,870,932
U.S. municipal securities	—		55,461	+	—	55,461
Foreign debt securities	—		51,300	+	—	51,300
Corporate debt securities	—		1,681,285	+	—	1,681,285
Other debt securities	6,114	+	1,356,936	+	—	1,363,050
Traditional (separate account) GIC	—		2,929,856	+	—	2,929,856
Wrap contracts	—		—		1,604	1,604
Total investment contracts	177,837		8,334,616		1,604	8,514,057
Total	$13,171,669		$9,847,611		$1,604	$23,020,884

+	These amounts do not include receivables due to or payables due from the fund.

	December 31, 2012
(thousands of dollars)	Level 1		Level 2		Level 3	Total
Short-term investments	$—		$1,302,016		$—	$1,302,016
Mutual funds	106,963		—		—	106,963
Separate accounts:
Short-term investments	—		51,120	+	—	51,120
Common and preferred stock	3,393,919	+	—		—	3,393,919
Interest in real estate investment trusts	137,539	+	—		—	137,539
U.S. Government and agency securities	—		4,324	+	—	4,324
Other securities	5,982	+	—		—	5,982
Commingled index funds:
Emerging markets	—		261,587	+	—	261,587
Government/credit bonds	—		379,714	+	—	379,714
Short-term government bonds	—		16,311	+	—	16,311
Secure income	—		37,037	+		37,037
Treasury inflation protected bonds	—		63,492	+	—	63,492
UTC Common Stock	5,712,896		—		—	5,712,896
Stable value fund investment contracts:
Synthetic GIC - equities	130,902	+	96,892	+	—	227,794
Synthetic GIC - fixed income:
U.S. Government and agency securities	—		2,153,562	+	—	2,153,562
U.S. municipal securities	—		11,313	+	—	11,313
Foreign debt securities	—		49,749	+	—	49,749
Corporate debt securities	—		1,738,525	+	—	1,738,525
Collective trust	—		343,813		—	343,813
Other debt securities	2,267	+	1,367,165	+	—	1,369,432
Traditional (separate account) GIC	—		2,888,136	+	—	2,888,136
Wrap contracts	—		—		2,255	2,255
Total investment contracts	133,169		8,649,155		2,255	8,784,579
Total	$9,490,468		$10,764,756		$2,255	$20,257,479

+	These amounts do not include receivables due to or payables due from the fund.
As of December 31, 2013 there were no significant transfers in and out of Level 1 and Level 2.

The changes in the balances of the Level 3 investments for the year ended December 31, 2013 were as follows:

(thousands of dollars)	Wrap Contracts
Balance, beginning of year	$2,255
Unrealized gain	(651)
Sales	—
Balance, end of year	$1,604
The amount of total gains for the period attributable to the change in unrealized gains relating to assets still held at the reporting date	$(651)

The following table represents the Plan's Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values
Wrap contracts	$1,604	Discounted cash flow	Swap Yield Rates	17.8 basis points
			Projected wrap fees	0.18% - 0.25%

NOTE 6 - DERIVATIVES
The investment managers retained by UTC have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency. These derivatives are primarily in the form of interest rate futures and swaps. Such derivative instruments are reported at fair value within the Master Trust within "Other debt securities" of the stable value fund investment contracts and the changes in fair value are reported currently in the net appreciation on fair value of investments of the Master Trust and are not deferred.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives.
Futures Contracts. The Master Trust uses fixed income and equity index futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant ("FCM") an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation/(depreciation) on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and UTC. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security. As of December 31, 2013 and 2012, the unrealized gain/(loss) of futures contracts represent less than 1% of total investments.
Interest Rate Swaps. The Master Trust from time to time enters into interest rate swap agreements to manage interest rate exposure.

The following table presents the values of the derivative assets and liabilities carried on the Statements of Net Assets of the Master Trust as of December 31, 2013 and 2012:

(thousands of dollars)	2013	2012
Interest rate derivative
Assets:
Unrealized gain on futures contracts	$7,523	$2,689
Unrealized gain on open swap contracts	147	240
	$7,670	$2,929
Liabilities:
Unrealized loss on futures contracts	$(1,523)	$(423)
Unrealized loss on open swap contracts	(2,827)	(6,183)
	$(4,350)	$(6,606)
The following table presents the effect of derivative instruments on the Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 2013:

(thousands of dollars)
Futures contracts	$50,125
Swap contracts	3,450
$53,575
During the year ended December 31, 2013, the average notional value of futures contracts was approximately $89 million. The average value of futures contracts sold and purchased was approximately $533 million and $549 million, respectively. The average notional value of interest rate swap contracts was approximately $52 million and $59 million for contracts where the Master Trust receives and pays fixed rate, respectively.
NOTE 7 - RELATED-PARTY TRANSACTIONS
The Trustee manages certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.
The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the UTC Common Stock Fund (the "Fund"), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by the Trustee. During the year ended December 31, 2013, the Plan purchased units of the Fund in the approximate amount of $158 million including dividends and interest of approximately $7 million, sold units of the Fund in the approximate amount of $169 million, and had net appreciation on the Fund in the approximate amount of $102 million. The total value of the Plan's interest in the Fund was $369 million and $278 million at December 31, 2013 and 2012, respectively.
NOTE 8 - PLAN TERMINATION
Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2013	2012
Net assets available for benefits per the financial statements	$2,278,912	$2,063,265
Amounts allocated to participant withdrawals	(229)	(583)
Adjustment from contract to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	65,625	88,433
Net assets available for benefits per Form 5500	$2,344,308	$2,151,115

Year Ended
(thousands of dollars)	December 31, 2013
Distribution to participants or beneficiaries per the financial statements	$153,888
Add: Amounts allocated to participant withdrawals at December 31, 2013	229
Less: Amounts allocated to participant withdrawals at December 31, 2012	(583)
Distribution to participants or beneficiaries per Form 5500	$153,534
Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Additionally, fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan's financial statements these investments are presented at contract value.
NOTE 10 - TAX STATUS
The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
NOTE 11 – ACCOUNTING PRONOUNCEMENTS
In July 2013, the FASB issued ASU No. 2013-10, "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes." This ASU is intended to permit the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes under FASB ASC Topic 815, "Derivatives and Hedging," in addition to UST and LIBOR, as well as to remove the restriction on using different benchmark rates for similar hedges. The provisions of this ASU are effective for new or redesignated hedging relationships entered into on or after July 17, 2013. This ASU is not expected to have a material effect on the Plan's financial statements or disclosures.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost value	Current value
*	United Technologies Corporation Employee Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$2,296,211,595
*	Plan Participants	Notes receivable from participants collateralized by participant balances, interest rate 4.25 percent, terms ranging from 1 year to 5 years	—	48,325,309
			$—	$2,344,536,904

*	Indicates an identified person known to be a party-in-interest to the Plan.

SIGNATURE
The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

Dated:	June 20, 2014	By:	/s/ NATALIE MORRIS
Natalie Morris
Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.